EXHIBIT 10.32b




August 25, 1993





Mr. Timothy Turnpaugh
2812 - 29th Avenue West
Seattle WA  98199

Dear Mr.  Turnpaugh:

This will confirm that in lieu of termination by the Company, you resign your employment with Egghead Inc., and DJ&J Software Corporation (collectively the "Company") effective immediately. Termination payments will be made as if employment were terminated by the Company. In addition, you resign as a director, effective immediately.

You and the company are parties to an Executive Employment
Agreement dated February 22, 1993. Additionally, the parties agreed to an amended and restated version of this Agreement in June 1993 (the "Amended Agreement"). The Amended Agreement modified your base salary,, raising it from $250,0OO to $300,000 annually (the "Base Salary"), effective June 26 1993, and modified your position and duties.

While the Amended Agreement was never fully executed, this will confirm that (i) the Amended Agreement became fully effective and enforceable as of June 26, 1993 and (ii) as of the present date the Amended Agreement is the entire Agreement of the parties with respect to your employment and sets forth all rights or obligations of the parties with respect to your employment and its termination.

In accordance with the terms of the Amended Agreement, the following is a complete listing of all payments or benefits due from the Company to you:

(a)	 Any unpaid Base Salary which has accrued for services
already performed by you as of the date hereof and, as severance payments to you, amounts equal to the Base Salary you would have received if employment had continued until March 31, 1995, payable following in the same manner as the Base Salary has been paid to the date hereof;




Mr. Timothy Turnpaugh.
August 25p 1993
Page 2



(b) Reimbursement for any business expenses incurred through the present date to the extent not already reimbursed.


(c) Continuation, at your election and on a self-paid basis of your participation in benefit plans governed by Comprehensive Omnibus Budget Reconciliation Act ("COBRA") for the time period provided in that Act.

Please confirm your understanding and agreement by signing below.

                                						Sincerely,




                                						Terence M. Strom


Agreed and confirmed:




Timothy E. Turnpaugh
August 25, 1993